Exhibit 12
Potash Corporation of Saskatchewan Inc.
Ratio of Earnings to Fixed Charges
(in millions of US dollars, except ratio amounts)
(unaudited)

	Year ended December 31
	2008	2007	2006	2005	2004

Canadian GAAP

Net income	$3,495.2	$1,103.6	$631.8	$542.9	$298.6
Income taxes	1,077.1	416.2	158.1	267.4	131.7
Share of earnings of equity investees	(255.8)	(76.2)	(54.4)	(52.1)	(30.9)
Fixed charges	187.1	187.5	183.5	149.1	132.4
Distributed income of equity investees	89.1	40.6	29.9	18.6	8.7
Interest capitalized	(42.9)	(21.8)	(19.1)	(5.7)	(2.5)

Total Earnings Available for Fixed Charges	$4,549.8	$1,649.9	$929.8	$920.2	$538.0

Fixed Charges

Interest expensed and capitalized	$160.9	$165.4	$163.6	$127.2	$112.8
Amortization of debt issue costs	1.8	2.3	1.0	2.2	2.2
Estimated portion of rent expense representing interest	24.4	19.8	18.9	19.7	17.4

Total Fixed Charges	$187.1	$187.5	$183.5	$149.1	$132.4

Ratio of Earnings to Fixed Charges	24.32	8.80	5.07	6.17	4.06

US GAAP

Net income	$3,395.2	$1,061.5	$625.8	$532.7	$290.5
Income taxes	1,175.8	452.3	174.4	288.0	151.9
Share of earnings of equity investees	(254.8)	(74.3)	(54.9)	(55.8)	(30.9)
Fixed charges	187.1	187.5	183.5	149.1	132.4
Distributed income of equity investees	89.1	40.6	29.9	18.6	8.7
Interest capitalized	(42.9)	(21.8)	(19.1)	(5.7)	(2.5)

Total Earnings Available for Fixed Charges	$4,549.5	$1,645.8	$939.6	$926.9	$550.1

Fixed Charges

Interest expensed and capitalized	$160.9	$165.4	$163.6	$127.2	$112.8
Amortization of debt issue costs	1.8	2.3	1.0	2.2	2.2
Estimated portion of rent expense representing interest	24.4	19.8	18.9	19.7	17.4

Total Fixed Charges	$187.1	$187.5	$183.5	$149.1	$132.4

Ratio of Earnings to Fixed Charges	24.32	8.78	5.12	6.22	4.15